SUBSIDIARIES OF JACKSONVILLE BANCORP, INC.

The table below sets forth all subsidiaries of Jacksonville Bancorp, Inc. and the state or other jurisdiction of incorporation or organization of each.

Subsidiary	State of Incorporation

The Jacksonville Bank	Florida

Fountain Financial, Inc.	Florida